Media Release 9 August 2019

Exhibit 99.2
James Hardie Announces Adjusted Net Operating Profit of
US$90.2 million for Q1 Fiscal Year 2020

James Hardie today announced results for the quarter ended 30 June 2019:

•	Group Adjusted net operating profit ("NOPAT") of US$90.2 million for the quarter, an increase of 13% compared to the prior corresponding period (“pcp”);

•	Group Adjusted EBIT of US$124.4 million for the quarter, an increase of 16% compared to pcp;

•	Group net sales of US$656.8 million for the quarter, an increase of 1% compared to pcp;

•	North America Fiber Cement Segment volume increased 4% for the quarter, compared to pcp;

•	North America Fiber Cement Segment EBIT margin of 25.1% for the quarter;

•	Asia Pacific Fiber Cement Segment EBIT margin of 23.0% for the quarter;

•	Europe Building Products Segment Adjusted EBIT margin excluding integration costs of 10.7% for the quarter; and

•	Payment of US$108.9 million to AICF during Q2 FY20.

CEO Commentary

James Hardie CEO Dr Jack Truong said, “Our consolidated group results reflected very good performance in all three segments, with an increase in Adjusted EBIT and Adjusted NOPAT of 16% and 13%, respectively."

He continued, "Our North America Fiber Cement segment delivered very good volume growth in a down market while generating EBIT margin at the top end of our target range. North America housing market demand was soft across most geographies and customer segments in the first six months of calendar year 2019. However, our exteriors business grew 5% in volume in the quarter, compared to the prior corresponding period. Our commercial transformation and implementation of lean manufacturing in our North American plants continue to progress well. We remain confident these transformations will lead to continued improvement in our ability to execute and deliver sustainable results."

Dr Truong added, “Our Asia Pacific Fiber Cement segment delivered solid financial results despite a contracting Australia housing market. Our Australian and Philippines businesses led the way in gaining volume growth above their underlying market growth. Our EBIT margins were in the middle of our target range and continued to be impacted by input cost inflation."

He concluded, “Our Europe Building Products segment delivered strong revenue growth in Euros of 7% for the quarter. We remain focused on driving sales synergies across our two core product ranges: fiber gypsum and fiber cement; and also in delivering new fiber cement products developed for the European market. While starting from a low base, we have begun to deliver fiber cement penetration, with fiber cement revenue growth of 37% for the quarter. Adjusted EBIT margin excluding integration costs of 10.7% is in line with our expectations and we are on track to deliver full year EBIT margin accretion for fiscal year 2020."

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Media Release 9 August 2019

Outlook

We expect to see modest growth in the US housing market in fiscal year 2020. The Company expects new construction starts between approximately 1.2 million and 1.3 million.

We expect our North America Fiber Cement segment EBIT margin to be at the top of our range of 20% to 25% for fiscal year 2020. This expectation is based upon the Company continuing to improve operating performance in our plants, improved net average sales price and mix, flattening of input costs and modest underlying housing growth.

In Australia, it is anticipated that our addressable underlying market will experience high single digit percent contraction in fiscal year 2020 compared to fiscal year 2019. Net sales from our Australian business are expected to continue to grow above the market. The growth will be driven by primary demand initiatives that are targeted across both residential and addressable non-residential segments.

We expect our Europe Building Product segment to achieve year on year net sales and EBIT margin growth.

Full Year Earnings Guidance

Management notes the range of analysts’ forecasts for net operating profit excluding asbestos for the year ending 31 March 2020 is between US$328 million and US$360 million. Management expects full year Adjusted net operating profit to be between US$325 million and US$365 million assuming, among other things, housing conditions in the United States remain consistent and in line with our assumed forecast of new construction starts, input costs remain consistent, and an average USD/AUD exchange rate that is at or near current levels for the remainder of the year. Management cautions that US housing market conditions remain somewhat uncertain and some input costs remain volatile.

The comparable Adjusted net operating profit for fiscal year 2019 was US$300.5 million. The Company is unable to forecast the comparable US GAAP financial measure due to uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods.

Further Information
Readers are referred to the Company’s Condensed Consolidated Financial Statements and Management’s Analysis of Results for the three months ended 30 June 2019 for additional information regarding the Company’s results, including information regarding income taxes, the asbestos liability and contingent liabilities.

Use of Non-GAAP Financial Information; Australian Equivalent Terminology

This Media Release includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (GAAP), such as Adjusted net operating profit and Adjusted EBIT. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with US GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due

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Media Release 9 August 2019

to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Media Release, including a reconciliation of each non-GAAP financial measure to the equivalent US GAAP measure, see the section titled “Non-US GAAP Financial Measures” included in the Company’s Management’s Analysis of Results for the first quarter ended 30 June 2019.

In addition, this Media Release includes financial measures and descriptions that are considered to not be in accordance with US GAAP, but which are consistent with financial measures reported by Australian companies, such as operating profit, EBIT and EBIT margin. Since the Company prepares its Condensed Consolidated Financial Statements in accordance with US GAAP, the Company provides investors with a table and definitions presenting cross-references between each US GAAP financial measure used in the Company’s Condensed Consolidated Financial Statements to the equivalent non-US GAAP financial measure used in this Media Release. See the sections titled “Non-US GAAP Financial Measures” included in the Company’s Management’s Analysis of Results for the first quarter ended 30 June 2019.

Forward-Looking Statements
This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2019; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.
END
Media/Analyst Enquiries:
Jason Miele
Vice President, Investor and Media Relations

Telephone:	+61 2 8845 3352
Email:	media@jameshardie.com.au

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